UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

AV Homes, Inc.

(Exact name of registrant as specified in its charter)

Delaware	23-1739078
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

8601 N. Scottsdale Rd. Suite 225 Scottsdale, Arizona	85253
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Share Purchase Rights	The Nasdaq Stock Market

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:

N/A (if applicable).

Securities to be registered pursuant to Section 12(g) of the Act:

None.

Item 1.	Description of Securities to be Registered

On June 19, 2013, AV Homes, Inc., (“AV Homes”) entered into a Rights Agreement with Computershare Shareowner Services LLC, as Rights Agent (the “Rights Agreement”). AV Homes entered into the Rights Agreement in an effort to deter acquisitions of its common stock, par value $1.00 per share (the “Common Stock”), that would potentially limit its ability to use its built in losses and any resulting net loss carryforwards to reduce potential future federal income tax obligations.

Under the Rights Agreement, from and after the record date of July 3, 2013, each share of Common Stock will carry with it one preferred share purchase right (a “Right”) and each share of AV Homes’ Series A Contingent Convertible Cumulative Redeemable Preferred Stock, par value $0.10 per share (the “Series A Preferred Stock”), will carry with it a number of Rights equal to the Conversion Ratio (as defined in the Certificate of Designation of Series A Contingent Convertible Cumulative Redeemable Preferred Stock), until the Distribution Date or earlier expiration of the Rights, as described below. In general terms, the Rights will work to impose a significant penalty upon any person or group that acquires 4.9% or more of the outstanding Common Stock after June 19, 2013 without the approval of the Board of Directors of AV Homes (the “Board”). Stockholders that own 4.9% or more of the outstanding Common Stock as of June 19, 2013, will not trigger the Rights so long as they do not (i) acquire additional shares of Common Stock or (ii) fall under 4.9% ownership of Common Stock and then re-acquire shares that in the aggregate equal 4.9% or more of the Common Stock. The Board may, in its sole discretion, exempt any person or group for purposes of the Rights Agreement if it determines the acquisition by such person or group will not materially increase the risk that AV Homes will not be able to make use of its federal income tax attributes or is otherwise in the best interests of AV Homes (such a person or group being an “Exempt Person”). The Rights Agreement is not expected to interfere with any merger or other business combination approved by the Board.

A summary of the terms of the Rights Agreement follows. This description does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as an exhibit hereto and is incorporated herein by reference.

The Rights. From the record date of July 3, 2013, until the Distribution Date or earlier expiration of the Rights, the Rights will trade with, and be inseparable from, the Common Stock and Series A Preferred Stock. New Rights will also accompany any new shares of Common Stock or Series A Preferred Stock that AV Homes issues after July 3, 2013, until the Distribution Date or earlier expiration of the Rights.

Exercise Price. Each Right will allow its holder to purchase from AV Homes one one-thousandth of a share of Series B Junior Participating Preferred Stock (a “Series B Preferred Share”) for $85, subject to adjustment (the “Exercise Price”), once the Rights become exercisable. This portion of a Series B Preferred share will give the stockholder approximately the same dividend and liquidation rights as would one share of Common Stock. Prior to exercise, the Right does not give its holder any dividend, voting or liquidation rights.

Exercisability. The Rights will not be exercisable until 10 days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership, after June 19, 2013, of 4.9% or more of the outstanding Common Stock (or if already the beneficial owner of at least 4.9% of the outstanding Common Stock, by acquiring additional shares of Common Stock), unless determined to be an Exempt Person by the Board.

The date when the Rights become exercisable is the “Distribution Date.” Until that date or the earlier expiration of the Rights, the certificates for Common Stock and for Series A Preferred Stock or book-entry credits will also evidence the Rights, and any transfer of shares of Common Stock or Series A Preferred Stock will constitute the transfer of Rights. After that date, the Rights will separate from the Common Stock and Series A Preferred Stock and be evidenced by Rights certificates that AV Homes will mail to eligible holders of Common Stock and Series A Preferred Stock. Any Rights held by an Acquiring Person are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for payment of the Exercise Price, purchase shares of Common Stock with a market value of twice the Exercise Price, based on the market price of the Common Stock as of the acquisition that resulted in such person or group becoming an Acquiring Person.

Exchange. After a person or group becomes an Acquiring Person, the Board may extinguish the Rights by exchanging one share of Common Stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Series B Preferred Share Provisions. The terms, rights, obligations and preferences of the Series B Preferred Stock are set forth in the Certificate of Designation of Series B Junior Participating Preferred Stock, which was filed with the Secretary of State of the State of Delaware on June 19, 2013. The following description does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as an exhibit hereto and is incorporated herein by reference.

Each one one-thousandth of a Series B Preferred Share, if issued:

•	Will not be redeemable;

•	Will entitle its holder to dividends equal to the dividends, if any, paid on one share of Common Stock;

•	Will entitle its holder upon liquidation to receive $1.00 or an amount equal to the payment made on one share of Common Stock, whichever is greater;

•	Will have the same voting power as one share of Common Stock;

•	Will entitle its holder to a per share payment equal to the payment made on one share of Common Stock, if shares of Common Stock are exchanged via merger, consolidation or a similar transaction.

If issued, the value of one one-thousandth interest in a Series B Preferred Share is expected to approximate the value of one share of Common Stock.

Expiration. The Rights will expire on the earliest of (i) June 19, 2016, (ii) the time at which the Rights are redeemed, (iii) the time at which the Rights are exchanged, (iv) the repeal of Section 382 of the Internal Revenue Code of 1986, as amended, or any successor statute, or any other change, if the Board determines that the Rights Agreement is no longer necessary for the preservation of tax benefits, (v) the beginning of a taxable year of AV Homes to which the Board determines that no tax benefits may be carried forward, or (vi) a determination by the Board, prior to the time any person or group becomes an Acquiring Person, that the Rights Agreement and the Rights are no longer in the best interests of AV Homes and its stockholders.

Redemption. The Board may redeem the Rights for $.001 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.001 per Right. The redemption price will be adjusted if AV Homes has a stock split or stock dividends.

Anti-Dilution Provisions. The Board may adjust the Exercise Price, the number of Series B Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Series B Preferred Shares, Common Stock or Series A Preferred Stock.

Amendments. The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, the Board may not amend the agreement in a way that adversely affects holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).

Item 2.	Exhibits

3.1 Certificate of Designation of Series B Junior Participating Preferred Stock of AV Homes, Inc. (incorporated by reference to Exhibit 3.2 to AV Homes’ Current Report on Form 8-K filed on June 20, 2013)

4.1 Rights Agreement, dated as of June 19, 2013, by and between AV Homes, Inc. and Computershare Shareowner Services LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to AV Homes’ Current Report on Form 8-K filed on June 20, 2013)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AV Homes, Inc.

Date: June 20, 2013	By:	/s/ Roger Cregg
	Name:	Roger Cregg
	Title:	Director, President, and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT INDEX

Exhibit	Description	Method of Filing

3.1	Certificate of Designation of Series B Junior Participating Preferred Stock of AV Homes, Inc.	Incorporated by Reference

4.1	Rights Agreement, dated as of June 19, 2013, by and between AV Homes, Inc. and Computershare Shareowner Services LLC, as Rights Agent	Incorporated by Reference